333-05206

Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537



METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

14 May 2003



03050728

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

SUPPL

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copy of an announcement published on the news service (SENS) of the JSE Securities Exchange South Africa on 9 May 2003, which document shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group ~~Company Secretary~~ Secretary

dlw 5/27

File Number
82-4279

METRO CASH AND CARRY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share Code: MTC ISIN Number: ZAE000012688
("Metro")

ACQUISITION OF SEVEN ELEVEN CONVENIENCE STORE CHAIN

Metro has concluded an agreement with the Hadjidakis family for the acquisition of the entire franchise interests in the Seven Eleven convenience store chain ("Seven Eleven"), subject to the fulfilment of certain suspensive conditions which are currently receiving the attention of the respective parties. These conditions include:

- the completion of a due diligence investigation;
- the discharge of the 2 Seven Eleven companies from provisional liquidation; and
- approval of the transaction by the required regulatory authorities, including the Competition Commission, where applicable.

Although the transaction will have no material effect on either Metro's net asset value or earnings per share, it will nonetheless still contribute to group earnings.

SPONSOR

SASFIN BANK LIMITED